N-SAR ITEM 77C



Van Kampen American Capital U.S. Government Trust for Income Fund





(a) A Special Meeting of Shareholders was held on October 25, 1996.



(b) The election of Trustees of Van Kampen American Capital U.S.
    Government Trust for Income Fund (the "Fund") included:


    None



(c) The following were voted on at the meeting:



    1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.



             For  18,984,376              Against  306,432



    2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.



             For  13,225,134              Against  426,447



    3B) Ratification of the selection of Price Waterhouse LLP as independent accountants for the Fund.



             For  19,068,912              Against  233,791



(d) Inapplicable